SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
WILL H. CAI ^	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
GEOFFREY CHAN *		CHICAGO
ANDREW L. FOSTER *	TEL: (852) 3740-4700	HOUSTON
CHI T. STEVE KWOK *	FAX: (852) 3740-4727	LOS ANGELES
EDWARD H.P. LAM ♦*	www.skadden.com	NEW YORK
HAIPING LI *		PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
CLIVE W. ROUGH ♦		WILMINGTON
JONATHAN B. STONE *
BEIJING
^ (ALSO ADMITTED IN CALIFORNIA)		BRUSSELS
♦ (ALSO ADMITTED IN ENGLAND & WALES)		FRANKFURT
* (ALSO ADMITTED IN NEW YORK)		LONDON
MOSCOW
REGISTERED FOREIGN LAWYERS		MUNICH
Z. JULIE GAO (CALIFORNIA)		PARIS
BRADLEY A. KLEIN (ILLINOIS)		SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
	July 16, 2018	TOKYO
TORONTO

VIA EDGAR

Jan Woo, Legal Branch Chief

David Edgar, Staff Accountant

Christine Dietz, Assistant Chief Accountant

Bernard Nolan, Attorney-Adviser

Barbara C. Jacobs, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Pintec Technology Holdings Limited
Registration Statement on Form F-1
CIK No. 0001716338

Dear Ms. Woo, Mr. Edgar, Ms. Dietz, Mr. Nolan and Ms. Jacobs:

On behalf of our client, Pintec Technology Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on June 19, 2018. However, please note that we have left the entire section entitled “Description of American Depositary Shares” unmarked for ease of reading, even though the entire section has been replaced with a different draft since the revised draft registration statement confidentially submitted on June 19, 2018.

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or by e-mail at julie.gao@skadden.com, or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2928 or by email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Wei Wei, Chief Executive Officer, Pintec Technology Holdings Limited

Steven Yuan Ning Sim, Chief Financial Officer, Pintec Technology Holdings Limited

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Chris K.H. Lin, Esq., Simpson Thacher & Bartlett LLP